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November 13, 2014

Gold Demand Trends

Third quarter 2014

November 2014	www.gold.org

Demand for gold was 929.3 tonnes (t) in Q3. Jewellery demand softened by 4% year-on-year, but continued to perform well in a longer term context. Net investment demand increased by 6%, reaching 204.4t. Technology demand dipped to 97.9t as substitution again eroded gold usage. Central banks added a further 92.8t to their coffers. Supply was down 7% in Q3; little changed year-to-date. Read more…

Gold demand by category and the gold price

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Contributors

Louise Street

louise.street@gold.org

Krishan Gopaul

krishan.gopaul@gold.org

Alistair Hewitt

alistair.hewitt@gold.org

Marcus Grubb

Managing Director,

Investment Strategy

marcus.grubb@gold.org

Executive summary

Q3 was a subdued quarter for the gold market. The data bears this out: gold demand eased down by 2% and the gold price was relatively stable. Quarterly volatility in the US$ gold price was among the lowest levels seen over the past two decades.1 This was both a cause and effect of the benign demand environment. Investor behaviour in particular contributed to this circularity: the lack of a clear price signal caused investors to hold back from buying gold, which in turn dampened down price moves.

Diwali shines a light on Indian jewellery

In an otherwise quiet quarter, Indian jewellery was a highlight. Demand jumped 60% to 182.9t (Chart 1). This was the second highest Q3 on record (Q3 2008 pips it to first place, when demand jumped following a steep price decline). True, base effects flatter the year-on-year comparison. The third quarter of 2013 was decidedly weak as the introduction of complicated new measures to restrict gold imports and the subsequent sharp rise in local prices knocked demand. But this quarter, other more positive forces were also at play.

General sentiment among the Indian populace is on the up, aided by confidence in the new government. During a week-long field trip to India in October,2 support for Prime Minister Narendra Modi and his economic policies was palpable. Such optimism appeared to be justified by widespread upgrades to Indian growth forecasts. This provided an encouraging backdrop for gold demand. A weakening of the rupee gold price during August and September also supported gold demand to an extent. Although Indian consumers are typically wary of buying gold while the price is still moving, preferring to wait until it settles at a more stable level, the opportunity to buy at cheaper prices proved, for some, hard to resist.

Table 1: Q3’14 gold demand overview

	Tonnes				US$mn
	Q3’13	Q3’14	5-year average	Year on year % change	Q3’13	Q3’14	5-year average	Year on year % change
Jewellery	556.3	534.2	527.6	-4	23,719	22,018	23,839	-7
Technology	103.1	97.9	108.5	-5	4,396	4,034	4,898	-8
Investment	192.0	204.4	345.4	6	8,188	8,423	16,008	3
Total bar and coin demand	312.3	245.6	344.7	-21	13,316	10,123	15,936	-24
ETFs and similar products	-120.2	-41.3	0.7	—	-5,128	-1,700	73	—
Central bank net purchases	101.5	92.8	87.5	-9	4,326	3,825	4,230	-12
Gold demand	952.8	929.3	1,069.0	-2	40,630	38,300	48,976	-6

Source: GFMS, Thomson Reuters; World Gold Council

1	As discussed in Investment Commentary October 2014, annualised three month volatility was 10.8% during the quarter, compared with the long term average of 16%.
2	The World Gold Council’s Market Intelligence team spent a week in Mumbai, Delhi and Bangalore, taking part in the India International Bullion Summit and meeting with market participants across the gold supply chain.

Gold Demand Trends  |  Third quarter 2014

September saw much of the surge in demand, a fact borne out by trade statistics which show a sharp jump in gold imports for that month. This can largely be explained by the onset of the festival season. With Dhanteras heralding the start of Diwali in mid-October, jewellery purchases began to pick up momentum in September. These were magnified as consumers had deferred their gold buying while they waited for the price to settle at lower levels. The release of this pent up demand during the closing weeks of the quarter accelerated the festival-related buying. Reports so far are that gold sales during Diwali were very strong. Demand for the fourth quarter as a whole is expected to be healthy, but the September surge in imports is unlikely to be replicated.

Chart 1: Indian jewellery benefitted from improved economic sentiment

•	Indian jewellery demand improved on Q3 2013’s weak result, boosted by widespread confidence in Prime Minister Narendra Modi.

•	Festival-related buying was drawn out in the latter weeks of the quarter as Diwali loomed.

Source: GFMS, Thomson Reuters; World Gold Council

02_03

Ongoing revival of US jewellery market

The desire for Indian jewellery extended beyond the domestic audience as the ripple effects of continued growth in US jewellery demand were felt across the globe. The US sucked in greater volumes of gold jewellery imports from markets as diverse as India, China, Italy, Mexico and Oman (Chart 2).

Third quarter growth in the US market was very much an extension of the trend that has prevailed since early last year. Mounting conviction in the economic recovery has boosted sentiment and whetted consumers’ appetite for discretionary purchases. Gold jewellery has been a clear beneficiary: improving sales of higher carat and non-wedding related items helped demand to the highest Q3 total since 2009.3

Lower gold prices have aided the recovery of US demand as retailers are more easily able to meet key price points without crimping margins. Or, similarly, to increase karatage while maintaining price levels. This has enticed some mass-market retailers back into the gold jewellery sector, which bodes well for the seasonally strong fourth quarter. Recent research from the Shullman Research Center backs this up.4 It found that around one-third of high earners intend to buy jewellery during the festive season, with a majority of consumers planning to spend the same as or more than last year on their holiday shopping.

Chart 2: Country of origin of US gold jewellery imports, top 10 by volume (January-August 2014)

•	Growth in US gold jewellery imports this year has had a global impact.

•	Burgeoning confidence and lower retail pricing on gold jewellery have supported US consumer demand.

Source: GFMS, Thomson Reuters; GTIS; World Gold Council

3	For further information on how economic growth supports jewellery demand, please see Gold Investor, Volume 7, The growth dividend: how rising GDP lifts gold consumer demand.
4	Shullman Research Center, Insights into Luxury, Affluence and Wealth: Holiday Shopping Plans are Generations and Incomes Apart, September 2014.

Gold Demand Trends  |  Third quarter 2014

Recycling flows ebb

The economic recovery that heralds good news for US jewellery demand in the months ahead has different implications for recycling. Recycling volumes in industrialised countries have declined as economic prospects have improved and the gold price has probed lower levels. 2008-2011 was an unprecedented period in terms of Western populations selling their gold jewellery to generate funds during times of dire economic need. Of course, the prolonged bull run that took gold to record highs was a key incentive, but ‘distress selling’ was also a driving force.

Since Q3 2011, as confidence about the outlook for the US economy has grown and fears of a euro zone break-up have eased gradually, gold recycling in these markets has fallen back towards pre-crisis levels (Chart 3). But there is still some way to go. Between Q1 2004 and Q4 2007, industrialised countries recycled on average 91.1t of gold each quarter, and accounted for 37% of total recycling supply. Over the last three years, those figures have been 154.8t and 45% respectively.

This is not just a Western phenomenon. Recycling in developing markets has followed a similar pattern, although the rise and fall have been less pronounced. Developing markets typically tend to be more price-sensitive and recycling patterns often reflect price trends: a significant move higher in prices will flush out a wave of gold jewellery. But the increase is temporary. Once this initial reaction has subsided, recycling settles down and a further price rise is required to stimulate fresh recycling.

The volume of recycled gold supplied to the market year-to- date – 807.2t – is the lowest since 2007 and 35% below the average of 1,250.6t during the peak years 2009-2012. We have highlighted this trend in recent quarters and expect it to continue as we head into 2015.

Chart 3: Decline in recycling supply seen in both industrialised and developing markets

•	In 2014, the flow of recycled gold has diminished to seven-year lows.

•	The decline has occurred hand-in-hand with Western economic recuperation and declining average gold prices.

*	Comprises Europe, North America, Japan, Taiwan, South Korea, Singapore.

Source: GFMS, Thomson Reuters; World Gold Council

04_05

Global gold market – third quarter 2014 review

Jewellery

In the third quarter, 534.2t of gold jewellery was consumed around the globe. On the face of it, the 4% year-on-year decline suggests a weak market. But such comparisons are heavily influenced by the events of last year: Q3 2013 was the strongest third quarter for jewellery demand since 2008, and by a fair margin. Longer term analysis shows a market in good health. Q3 demand was marginally stronger than the 5-year quarterly average of 527.6t, while year-to-date volumes continue to extend the broad uptrend from the low seen in 2009 (Chart 4).

India did much of the heavy-lifting: jewellery demand there jumped to 182.9t, almost matching Q2 2013’s upsurge. India’s market is discussed in detail in the Executive summary.

Demand in China was comparable with 2012. The scale of 2013’s exceptional buying continued to overshadow the market, dictating a 39% year-on-year decline. Demand was, however, broadly in line with both Q3 2012 and the 5-year quarterly average (of 148.2t and 154.9t respectively). As usual, the pattern was strikingly similar in Hong Kong, where consumers from the mainland tend to account for most of demand.

Chart 4: Jewellery demand remains strong after exceptional 2013

•	Year-on-year comparisons in jewellery demand are heavily influenced by exceptional volumes in 2013.

•	Year-to-date demand exceeds 2011 and 2012 by 5% and 12% respectively, building on the upturn from the 2009 lows.

Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends  |  Third quarter 2014

China’s jewellery market continued to normalise following last year’s rapid expansion. The industry consolidated further during Q3, although larger brands have been relatively immune to the crunch. Some have managed to expand. In Wuhan, for example, Chow Tai Fook is building a whopping 436,000 m2, multi-billion dollar jewellery park, which will house manufacturing, logistics, sales, training and e-commerce.5

Looking at consumer preferences, 18-karat (K-gold) jewellery was relatively more robust than the 24-karat (chuk kam) segment. The government’s anti-corruption drive may have contributed to this trend.

The Golden week holiday in the opening weeks of October lifted demand at the end of the quarter. Reports so far in Q4 suggest that sales during the holiday period were good, but fairly short lived. However, demand should begin to pick up towards the end of the year thanks to the usual boost from Chinese New Year.

Indonesia – largest of the smaller Asian markets – saw Q3 demand dip below 10t. This was partially a response to strength of demand last year. But equally important was the Presidential election in July, which created a degree of political instability and discouraged spending on gold jewellery.

Jewellery demand in Turkey of 19.2t was the lowest Q3 on record. Consumers were unnerved by domestic political turmoil; worrying economic signals; and escalating Syrian violence in close proximity to the Turkish border. The ban on paying for gold jewellery by credit card instalments continued

to hang over the market, although this restriction was partially repealed in October. Consumers buying gold on credit will now be able to pay in instalments for up to four months. This should provide some support to Turkish jewellery demand going forward.

Demand in the Middle East was 36t – 14% weaker year-on-year. Demand for gold jewellery across the region suffered from the comparison with strong demand last year. A trend towards lower-karat and gem-set jewellery encroached on fine gold volumes. However, the long term picture appears to show the market building something of a base, with a series of higher lows from the trough of Q4 2011.

Growth in the US jewellery market – as discussed in the Executive summary – was replicated in the UK. Consumers benefitted from last year’s higher-priced stock having worked its way out of the market. Lower international prices were reflected at the retail level and retailers took the opportunity to start building stocks ahead of the seasonally strong fourth quarter. The 18% increase in Q3 was the fifth consecutive year-on-year rise in UK jewellery demand.

Gold jewellery demand in Russia edged up to 18.6t, marginally above Q3 2013. This was in spite of a rise in the average domestic gold price – in contrast to most other markets – due to a weaker rouble. The market has recovered well since the 2009 collapse, holding above the 10-year quarterly average of 17.5t. However, domestic geopolitical challenges reined in demand growth, the pace of which is slowing.

5	http://file.irasia.com/listco/hk/chowtaifook/press/p140925.pdf

06_07

Investment

As discussed in the Executive summary, subdued investment demand contributed to the relatively stable price environment during the quarter – and vice versa. Net investment of 204.4t in Q3 2014 was 6% higher than in the year-earlier period.

Retail demand for gold subsided as investors continued to digest last year’s price-driven surge in demand for bars and coins. It is important, however, to analyse the bar and coin market over a longer time frame. Third quarter demand of 245.6t was remarkably close to the 10-year quarterly average of 240.6t. Comparing the latest investment numbers with pre-crisis levels shows that demand from this sector is still at multiples of its historic levels: quarterly average demand from 2003-2007 was just 92.2t.

The strength of bar and coin demand compared to pre-crisis levels is particularly noticeable in the European market (Chart 5). It is easy to focus on the rapid escalation of demand in this region during the global financial crisis and draw conclusions as regards recent levels of investment. Yet investment in these markets has undergone a structural shift: historically demand was virtually non-existent, averaging just 2.6t per quarter during the five years prior to the global meltdown. The fact that Europe now accounts for between 200-300t of demand annually is undeniably constructive for the dynamics of the gold investment market.

ETF outflows were far smaller in scale than those in Q3 last year. As of end-September, ETF holdings have declined by a little under 84t, equivalent to just 12% of the outflows over the same period of 2013. This lends weight to our analysis – as laid out in previous research6 – that more tactical investors have largely exited and the remaining base of ETF positions are held as strategic investments.

There was, however, little during the quarter to encourage fresh investment in ETFs as investors kept their gaze locked on the US economic scenario. The prospect of US interest rates remaining low ‘for a considerable time’ and the widely-anticipated end to quantitative easing (QE) by the Federal Reserve eclipsed all other considerations. The soundness of gold’s underlying fundamentals was widely acknowledged, but in itself offered little fresh impetus to drive an increase in investor positions.

Chart 5: European bar and coin demand, rolling 4-quarter total

•	Although well off its highs, gold bar and coin demand in Europe was many multiples of its pre-crisis levels.

•	Third quarter demand of 64.6t was 10% below the five-year quarterly average.

Source: GFMS, Thomson Reuters; World Gold Council

6	Gold Investor, Volume 7, Ten years of gold ETFs: a wider and more efficient market.

Gold Demand Trends  |  Third quarter 2014

Total investment demand was down by 12% at 314.9t. This also captures gold deposit accounts, stock changes that have yet to be allocated at the country level, transactions in the relatively opaque OTC (Over-the-Counter) market as well as any statistical residual. OTC investment and stock flows was estimated at 110.5t in Q3, considerably lower than the 164.2t from Q3 2013.

Much of the year-on-year decline in bar and coin investment can be attributed to the more price-sensitive Asian markets. In particular to China, whose investors were responsible for hoovering up vast quantities of gold bars and coins during the first three quarters of 2013. To give some context, demand from January to September last year was 320.8t. Average like-for-like demand over the preceding five years was 132.5t, just 40% of the 2013 total. Unsurprisingly, Chinese investment demand this year has paused to catch its breath. Something that can be seen in the lack of a price premium in Shanghai. The quiet environment provided China’s notoriously price-savvy investors with a further reason to stay out of the market.

With the exception of the Golden Week holiday in October (when demand briefly picked up as gift-buying was encouraged by a dip in the gold price) fourth quarter bar and coin demand is shaping up to be much the same – steady, but unremarkable. Heading into the all-important Chinese New Year in early 2015 we would expect demand to increase, although the government crackdown on corruption is likely to contain any exuberance.

Investment demand in India did not match the recovery in jewellery demand, weakening by 10%. The soft price environment played a part, as did continued restrictions on the Indian coin market (imports of coins are embargoed). Domestic manufacture of coins was up year-on-year (as indicated by a 53% rise in medals/imitation coins, which is primarily Indian fabrication) but this can largely be attributed to the weakness in the third quarter of last year when the coin ban had only recently been introduced. Year-to-date demand is less than half that of 2013. This in part reflects the anomalous Q2 last year, which was by far the highest quarter on record.

Yet the appetite for investing in gold remains strong in India. Research by Nielsen on behalf of the World Gold Council found that gold products are second only to bank fixed deposits on the list of investment products currently held by Indian investors. Gold ranked equally highly in a poll regarding future investment plans. And, as you may expect given India’s relatively youthful demographics, the age profile of gold investors is tilted towards those aged between 20 and 40.

Elsewhere in Asia, Indonesia and Thailand together accounted for a 21t year-on-year decline in investment demand. In Thailand, the unstable political climate in the wake of the military coup cast a pall over demand. However, the lack of price volatility was key to the sharp decline in the sector, which has traditionally been dominated by a small number of Bangkok-based speculative players. Indonesian investors were in defensive mood, waiting for the inauguration of the new President and the appointment of the new Cabinet in October, before deciding whether or not to increase their gold holdings. Viewed against the backdrop of very strong demand last year, 2.8t in Q3 seemed particularly weak.

Japanese net investment turned slightly negative for the first time since Q1 2013. Volumes on both sides of the market were very low, reflecting the general global mood. The increase in VAT from 5% to 8% has also curbed demand since its introduction in April.

Investment in Turkey grew marginally, but at 6.6t was very much at the lower end of its historical range. Also, the comparison is with a weak base period. A strike at the Turkish mint during the third quarter of 2013 resulted in a sharp slowdown in coin production during that period.

In the US demand for bars and coins failed to match year-earlier levels. Rangebound prices and continued signs of economic improvement kept investment demand in check. Within the sector, bar demand was considerably more robust than that for coins.

European investment demand was weak in comparison with 2013, as discussed above. The 28% drop in Switzerland was the biggest contributor to the regional decline. This chimes with activity in the ETF space where redemptions were concentrated among the Swiss products. Price stability, the US recovery and investor fatigue towards geopolitical turbulence kept demand under wraps. Conversely, demand in Germany strengthened slightly. Uncertainty over the ECB’s QE measures kept gold on the radar and demand for smaller bars ticked higher on dips in the gold price.

08_09

Central banks

With many economic and geopolitical wounds still open, central banks once again sought the protection and diversification of gold. Net purchases of 92.8t in Q3 brought year-to-date net purchases to 335t, in line with 2013 over the same period (324t). Signs are that 2014 will be another solid year of strengthening reserves with gold.

Similar to recent quarters, purchases were mainly from the Commonwealth of Independent States (CIS) (Chart 6). Russia (55t), Kazakhstan (28t), and Azerbaijan (7t) continued to add significantly to their gold reserves. The IMF pruned its growth forecasts in October, recognising that increased downside risks are prevalent: larger gold allocations would provide a buffer in the face of a potential slowdown. While purchases were sizable, the same cannot be said for sales. Gross sales over the quarter amounted to a paltry 4t.

The third Central Bank Gold Agreement (CBGA) drew to a close in September. Only 207t of gold, out of a possible of 2,000t, were sold during the 5-year period; with the majority of these sales (181t) conducted by the IMF as part of its limited sales programme. As the fourth agreement gets underway, the signatories will almost certainly maintain their lack of interest in gold sales.

Chart 6: Central banks continued to strengthen reserves with gold

•	More than half of the gold added to reserve assets in Q3 was bought by Russia.

•	Central banks again showed virtually no inclination to sell, a trend we expect to continue.

Source: IMF IFS; World Gold Council

Technology

The tug-of-war between improving economic sentiment and ongoing substitution continued to pressurise gold demand for technological applications. Demand in the third quarter totalled 97.9t, 5% lower than the same period in 2013.

This divergence was no more apparent than in the electronics segment, where demand contracted by 5%. On one hand, the semiconductor market is strengthening as demand for consumer electronics trends higher. This growth is reflective of an improving and more stable global economy, although economic concerns surrounding Europe and China have hampered demand in those regions.

Data released by the Semiconductor Industry Association (SIA) shows that worldwide semiconductor sales reached US$29bn in September (the latest data available). This represents an 8% increase year-on-year, while third quarter sales also rose 8% to US$87bn. Geographically, year-to-date sales were seen to increase across all regions.

Yet losses from substitution to cheaper materials (primarily palladium-coated copper) in bonding wire production continues to impact gold demand in the technology space. This trend is unlikely to diminish in the near term.

Demand for gold for other industrial and decorative uses fell 5% to 22t. A sizable decline in India more than offset modest rises in a number of key markets. Changing fashions, as well as thrifting and substitution, have caused demand for jari thread to stagnate. Conversely, markets in East Asia benefitted from a weaker price environment, with strong export orders for plating salts also boosting demand.

An identical 5% drop in gold usage in dental applications extended the long-term decline in that sector. Cheaper alternatives to gold (such as cobalt: chrome or ceramics) remain a lure for consumers – both for financial and cosmetic reasons.

Gold Demand Trends  |  Third quarter 2014

Supply

In comparison with 2013, third quarter supply was down 7%: year-to-date virtually unchanged at 3,147.4t.

The broad themes surrounding gold supply during the first half of the year continued to play out in Q3. Recycling was well below last year’s levels, languishing around seven-year lows. Mine production edged higher to exceed 800t for only the third time ever (Chart 7). Year-on-year growth from projects that came on stream over the last couple of years had a diminishing impact on aggregate supply. Producers continued to show little appetite for hedging.

The volume of recycled gold flowing into the market continued to shrink. Supply from this source (250.5t) was 25% down year-on-year. The contraction was global: a feature of both developing and industrial markets. This was partly a consequence of gold prices being relatively low and stable, and partly due to ready supplies of old gold being exhausted. Please see the Executive summary for a more in depth discussion of recycling.

Chart 7: Mine supply by category in tonnes

•	Quarterly mine production edged higher, exceeding 800t for only the third time.

•	Producers still have little appetite for hedging; the global hedge book was just under 150t at the end of Q3.

Source: GFMS, Thomson Reuters; World Gold Council

10_11

The supply of fresh gold from mine production grew marginally: looking ahead we expect this growth to wane. Supply was swelled by growth in output from a small number of relatively new operations that have come on stream over the past couple of years, having been developed during the bull run of the last decade. Yet the additive impact from such projects is now losing momentum. The prospects for further growth are limited. We still anticipate that mine production will level off over the course of the next year or so.

The list of names registering an increase in mine production is familiar, having been the primary contributors for the last few quarters. Canadian Malartic and Detour Lake were prominent among them, resulting in a likely increase in Canadian production at the country level of around 4t. Similarly, Pueblo Viejo in the Dominican Republic made further gains, contributing to country-level gains of up to 2t. Production increased again in China and Indonesia.

Conversely, small-scale declines in mine supply were seen at a broad base of operations across a number of countries. At the country level, mine supply contracted year-on-year in Peru, the US, Australia and Russia.

Hedging activity subsided back to trifling levels in Q3. Deliveries into existing positions outweighed fresh hedging by a mere 15t. New positions were few in number, small in scale and project-related. We see no significant change in this trend as we head into 2015. The relatively large position taken out by Polyus Gold last quarter has been the recent exception, but we expect this to be run down over the course of the next year.

The global hedge book stood at around 146t at the end of September. As we have said before, while new hedging remains scarce, so does the opportunity for existing hedge positions to be closed out. Activity from this sector is unlikely to move the dial on supply over the coming quarters.

Gold Demand Trends  |  Third quarter 2014

Gold demand statistics

Table 2: Gold demand (tonnes)

	2012	2013	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	Q3’14 vs Q3’13 % chg
Jewellery	2,007.3	2,369.6	553.9	550.5	690.1	556.3	572.7	574.4	512.9	534.2	-4

Technology	415.3	408.2	98.0	103.5	103.5	103.1	98.1	98.1	100.5	97.9	-5
Electronics	284.4	278.8	66.9	70.9	69.9	70.9	67.1	67.4	69.5	67.4	-5
Other industrial	92.3	93.1	21.8	23.7	24.2	23.2	22.0	22.2	22.1	22.0	-5
Dentistry	38.6	36.3	9.3	8.9	9.5	9.0	8.9	8.6	8.8	8.5	-5

Investment	1,622.5	893.3	469.0	286.3	230.6	192.0	184.3	280.0	226.1	204.4	6
Total bar and coin demand	1,343.4	1,773.3	380.8	462.9	632.8	312.3	365.3	282.6	266.0	245.6	-21
Physical bar demand	1,039.2	1,388.5	297.5	356.5	502.2	254.2	275.6	222.7	204.8	185.7	-27
Official coin	190.9	281.0	48.9	75.6	92.3	42.2	70.9	45.9	44.2	35.4	-16
Medals/imitation coin	113.4	103.8	34.3	30.8	38.4	16.0	18.8	14.0	17.0	24.5	53
ETFs and similar products*	279.1	-880.0	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	-41.3	—

Central bank net purchases	544.1	409.3	150.4	130.8	92.1	101.5	85.0	124.3	117.8	92.8	-9

Gold demand	4,589.2	4,080.5	1,271.2	1,071.1	1,116.3	952.8	940.2	1,076.9	957.3	929.3	-2

London PM fix (US$/oz)	1,669.0	1,411.2	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	-3

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Table 3: Gold demand (US$mn)

	2012	2013	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	Q3’14 vs Q3’13 % chg
Jewellery	107,712	107,515	30,660	28,880	31,392	23,719	23,500	23,881	21,247	22,018	-7

Technology	22,282	18,521	5,426	5,430	4,710	4,396	4,024	4,080	4,162	4,034	-8
Electronics	15,261	12,650	3,704	3,718	3,179	3,024	2,755	2,801	2,880	2,778	-8
Other industrial	4,952	4,225	1,206	1,243	1,100	990	903	923	917	906	-9
Dentistry	2,069	1,646	515	469	430	382	366	357	365	350	-8

Investment	87,063	40,532	25,960	15,023	10,489	8,188	7,564	11,641	9,364	8,423	3
Total bar and coin demand	72,088	80,459	21,081	24,284	28,786	13,316	14,989	11,748	11,018	10,123	-24
Physical bar demand	55,760	62,999	16,471	18,705	22,843	10,837	11,308	9,256	8,485	7,655	-29
Official coin	10,242	12,748	2,709	3,965	4,198	1,798	2,911	1,910	1,830	1,459	-19
Medals/imitation coin	6,086	4,712	1,901	1,614	1,745	681	770	582	703	1,010	48
ETFs and similar products*	14,975	-39,927	4,879	-9,261	-18,297	-5,128	-7,425	-107	-1,654	-1,700	—

Central bank net purchases	29,193	18,572	8,323	6,863	4,187	4,326	3,488	5,166	4,879	3,825	-12

Gold demand	246,250	185,140	70,369	56,195	50,778	40,630	38,575	44,768	39,653	38,300	-6

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

12_13

Table 4: Total investment demand (tonnes except where specified)

	2012	2013	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	Q3’14 vs Q3’13 % chg
Investment	1,622.5	893.3	469.0	286.3	230.6	192.0	184.3	280.0	226.1	204.4	6
Total bar and coin demand	1,343.4	1,773.3	380.8	462.9	632.8	312.3	365.3	282.6	266.0	245.6	-21
Physical bar demand	1,039.2	1,388.5	297.5	356.5	502.2	254.2	275.6	222.7	204.8	185.7	-27
Official coin	190.9	281.0	48.9	75.6	92.3	42.2	70.9	45.9	44.2	35.4	-16
Medals/imitation coin	113.4	103.8	34.3	30.8	38.4	16.0	18.8	14.0	17.0	24.5	53
ETFs and similar products[1]	279.1	-880.0	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	-41.3	—
OTC investment and stock flows[2]	-125.5	175.6	-122.7	-26.3	-179.1	164.2	216.8	-29.5	108.8	110.5	-33

Total investment	1,497.0	1,069.0	346.3	260.0	51.5	356.2	401.2	250.6	334.8	314.9	-12

Total investment (US$mn)	80,330	48,501	19,170	13,643	2,343	15,189	16,460	10,417	13,869	12,979	-15

1	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
2	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; LBMA; World Gold Council

Table 5: Quarterly average price

	2012	2013	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	Q3’14 vs Q3’13 % change
US$/oz	1,669.0	1,411.2	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	-3
€/oz	1,298.7	1,063.8	1,001.5	937.8	943.5	939.7	967.0	-3
£/oz	1,053.0	903.8	855.5	789.2	781.1	765.4	767.6	-10
CHF/kg	50,323.7	42,090.3	39,744.2	37,072.3	37,107.5	36,831.5	37,668.3	-5
¥/g	4,278.2	4,410.4	4,216.8	4,107.1	4,271.1	4,228.9	4,282.4	2
Rs/10g	28,639.4	26,440.2	26,503.5	25,452.4	25,671.6	24,777.9	24,970.8	-6
RMB/g	338.5	279.2	261.2	250.0	253.7	258.1	254.1	-3
TL/g	96.6	86.0	84.0	82.8	92.0	87.5	89.1	6

Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council

Gold Demand Trends  |  Third quarter 2014

Table 6: Gold supply and demand World Gold Council presentation

	2012	2013	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	Q3’14 vs Q3’13 % chg
Supply
Mine production	2,869.7	3,054.0	746.4	690.6	738.5	802.3	822.5	723.9	756.7	812.0	1
Net producer hedging	-39.7	-40.0	-31.7	-10.6	-15.1	-7.5	-6.8	7.6	55.0	-15.0	—
Total mine supply	2,829.9	3,014.0	714.6	680.1	723.4	794.9	815.7	731.6	811.6	797.0	0
Recycled gold	1,633.7	1,242.1	390.7	359.4	253.4	333.7	295.5	306.6	250.1	250.5	-25

Total supply	4,463.7	4,256.1	1,105.3	1,039.5	976.8	1,128.6	1,111.2	1,038.2	1,061.7	1,047.5	-7

Demand
Fabrication
Jewellery[1]	2,007.3	2,369.6	510.6	545.1	729.7	567.8	527.0	565.2	508.7	541.9	-5
Technology	415.3	408.2	98.0	103.5	103.5	103.1	98.1	98.1	100.5	97.9	-5
Sub-total above fabrication	2,422.6	2,777.8	608.6	648.6	833.3	670.9	625.0	663.4	609.1	639.8	-5
Total bar and coin demand	1,343.4	1,773.3	380.8	462.9	632.8	312.3	365.3	282.6	266.0	245.6	-21
ETFs and similar products[2]	279.1	-880.0	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	-41.3	—
Central bank net purchases[3]	544.1	409.3	150.4	130.8	92.1	101.5	85.0	124.3	117.8	92.8	-9
Gold demand	4,589.2	4,080.5	1,227.9	1,065.8	1,155.9	964.4	894.4	1,067.6	953.0	937.0	-3
OTC investment and stock flows[4]	-125.5	175.6	-122.7	-26.3	-179.1	164.2	216.8	-29.5	108.8	110.5	-33

Total demand	4,463.7	4,256.1	1,105.3	1,039.5	976.8	1,128.6	1,111.2	1,038.2	1,061.7	1,047.5	-7

London PM fix (US$/oz)	1,669.0	1,411.2	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	-3

1	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 2. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
2	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
3	Excluding any delta hedging of central bank options.
4	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council. Data in the table are consistent with those published by GFMS, Thomson Reuters in their Gold Survey but adapted to the World Gold Council’s presentation.

14_15

Table 7: Indian supply estimates

Figures in tonnes	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14	2013
Supply
Net imports, available for domestic consumption	91	114	119	202	204	825
Domestic supply from recycled gold	53	17	21	16	18	101
Domestic supply from other sources[1]	2	2	3	3	3	7
Equals total supply[2]	145	133	143	221	225	934

1	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
2	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: GFMS, Thomson Reuters; World Gold Council

Table 8: Top 40 reported official gold holdings (as at September 2014)

		Tonnes	% of reserves
1	United States	8,133.5	72%
2	Germany	3,384.2	67%
3	IMF	2,814.0	—
4	Italy	2,451.8	66%
5	France	2,435.4	65%
6	Russia	1,149.8	10%
7	China	1,054.1	1%
8	Switzerland	1,040.0	7%
9	Japan	765.2	2%
10	Netherlands	612.5	54%
11	India	557.7	7%
12	Turkey	523.8	16%
13	ECB	503.2	27%
14	Taiwan	423.6	4%
15	Portugal	382.5	79%
16	Venezuela	367.6	69%
17	Saudi Arabia	322.9	2%
18	United Kingdom	310.3	11%
19	Lebanon	286.8	22%
20	Spain	281.6	24%

		Tonnes	% of reserves
21	Austria	280.0	42%
22	Belgium	227.4	34%
23	Philippines	194.7	9%
24	Kazakhstan	184.0	26%
25	Algeria	173.6	3%
26	Thailand	152.4	4%
27	Singapore	127.4	2%
28	Sweden	125.7	8%
29	South Africa	125.2	10%
30	Mexico	123.1	2%
31	Libya	116.6	4%
32	Greece	112.4	69%
33	BIS	111.0	—
34	Korea	104.4	1%
35	Romania	103.7	9%
36	Poland	102.9	4%
37	Iraq	89.8	5%
38	Australia	79.9	6%
39	Kuwait	79.0	8%
40	Indonesia	77.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS; World Gold Council

Gold Demand Trends  |  Third quarter 2014

Table 9: Consumer demand in selected countries: Q3’14 (tonnes)

	Q3’13			Q3’14			Q3’14 vs Q3’13, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	114.5	47.1	161.6	182.9	42.2	225.1	60	-10	39
Greater China	254.3	52.6	306.8	157.1	37.1	194.1	-38	-29	-37
China	240.3	50.9	291.2	147.1	35.6	182.7	-39	-30	-37
Hong Kong	13.0	0.8	13.8	9.0	0.6	9.6	-31	-17	-30
Taiwan	1.0	1.0	1.9	1.0	0.9	1.9	-1	-5	-3
Japan	4.6	1.1	5.7	3.9	-0.7	3.2	-16	—	-45
Indonesia	11.6	11.2	22.8	9.7	2.8	12.5	-16	-75	-45
South Korea	2.1	1.5	3.6	1.9	1.2	3.0	-9	-23	-15
Thailand	0.8	27.8	28.6	0.8	15.6	16.5	8	-44	-42
Vietnam	2.2	23.8	26.0	2.0	17.0	19.0	-9	-29	-27
Middle East	41.6	13.0	54.5	36.0	10.6	46.5	-14	-19	-15
Saudi Arabia	14.0	4.2	18.2	11.8	3.5	15.3	-15	-18	-16
Egypt	9.9	4.3	14.2	9.9	3.3	13.1	-1	-24	-8
UAE	11.9	3.2	15.1	9.5	2.9	12.4	-20	-10	-18
Other Gulf	5.8	1.2	7.1	4.8	0.9	5.7	-18	-26	-19
Turkey	23.4	6.4	29.8	19.2	6.6	25.8	-18	3	-13
Russia	18.4	—	18.4	18.6	—	18.6	1	—	1
USA	32.9	8.1	41.1	34.4	7.9	42.3	4	-3	3
Europe ex CIS	6.8	69.9	76.6	7.3	64.6	71.9	9	-8	-6
Italy	2.9	—	2.9	2.7	—	2.7	-4	—	-4
UK	3.9	—	3.9	4.6	—	4.6	18	—	18
France	—	0.3	0.3	—	0.3	0.3	—	12	12
Germany	—	32.2	32.2	—	33.2	33.2	—	3	3
Switzerland	—	16.7	16.7	—	12.0	12.0	—	-28	-28
Other Europe	—	20.7	20.7	—	19.0	19.0	—	-8	-8

Total above	513.1	262.5	775.5	473.6	204.9	678.5	-8	-22	-13

Other	43.2	49.8	93.0	60.6	40.7	101.3	40	-18	9

World total	556.3	312.3	868.5	534.2	245.6	779.8	-4	-21	-10

Source: GFMS, Thomson Reuters; World Gold Council

16_17

Table 10: Consumer demand in selected countries: Q3 2014 (value, US$mn)

	Q3’13			Q3’14			Q3’14 vs Q3’13, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	4,882	2,008	6,891	7,540	1,739	9,279	54	-13	35
Greater China	10,842	2,241	13,083	6,473	1,528	8,001	-40	-32	-39
China	10,247	2,169	12,415	6,063	1,465	7,528	-41	-32	-39
Hong Kong	554	32	586	371	26	396	-33	-20	-32
Taiwan	41	41	81	39	37	76	-4	-8	-6
Japan	196	47	243	159	-29	130	-19	—	-47
Indonesia	493	478	970	398	115	513	-19	-76	-47
South Korea	88	64	152	77	47	125	-12	-26	-18
Thailand	33	1,187	1,221	35	645	679	4	-46	-44
Vietnam	94	1,015	1,109	82	701	783	-12	-31	-29
Middle East	1,773	552	2,326	1,482	435	1,917	-16	-21	-18
Saudi Arabia	595	179	774	486	142	629	-18	-21	-19
Egypt	422	183	606	406	135	541	-4	-26	-11
UAE	507	138	645	392	120	512	-23	-13	-21
Other Gulf	249	52	301	198	37	235	-21	-29	-22
Turkey	998	274	1,272	791	274	1,065	-21	0	-16
Russia	785	—	785	765	—	765	-3	—	-3
USA	1,404	346	1,751	1,418	326	1,744	1	-6	0
Europe ex CIS	288	2,979	3,266	302	2,663	2,965	5	-11	-9
Italy	122	—	122	113	—	113	-7	—	-7
UK	166	—	166	190	—	190	14	—	14
France	—	13	13	—	14	14	—	9	9
Germany	—	1,373	1,373	—	1,370	1,370	—	0	0
Switzerland	—	712	712	—	495	495	—	-31	-31
Other Europe	—	881	881	—	784	784	—	-11	-11

Total above	21,877	11,191	33,068	19,521	8,444	27,965	-11	-25	-15

Other	1,842	2,125	3,967	2,498	1,679	4,177	36	-21	5

World total	23,719	13,316	37,035	22,018	10,123	32,142	-7	-24	-13

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends  |  Third quarter 2014

Table 11: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q3’13			12 months ended Q3’14			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	615.0	403.0	1,018.0	633.7	204.5	838.2	3	-49	-18
Greater China	919.9	399.2	1,319.1	746.4	218.5	964.9	-19	-45	-27
China	860.7	387.6	1,248.3	699.9	208.5	908.4	-19	-46	-27
Hong Kong	51.8	2.7	54.5	39.4	2.2	41.6	-24	-19	-24
Taiwan	7.4	8.9	16.3	7.2	7.9	15.0	-3	-11	-8
Japan	17.2	-1.0	16.2	16.8	5.4	22.2	-3	—	37
Indonesia	44.3	41.5	85.8	40.6	16.1	56.7	-8	-61	-34
South Korea	9.9	6.1	15.9	8.9	5.6	14.5	-10	-8	-9
Thailand	7.1	160.9	167.9	5.1	86.9	92.0	-28	-46	-45
Vietnam	12.0	85.9	97.9	11.5	67.8	79.3	-4	-21	-19
Middle East	187.1	51.1	238.2	172.9	45.7	218.6	-8	-11	-8
Saudi Arabia	57.2	18.4	75.6	52.4	15.4	67.8	-8	-16	-10
Egypt	46.9	13.2	60.1	43.5	13.3	56.9	-7	1	-5
UAE	61.3	14.9	76.2	56.6	13.2	69.8	-8	-12	-8
Other Gulf	21.8	4.5	26.3	20.3	3.8	24.1	-7	-16	-8
Turkey	72.8	82.4	155.1	61.2	60.7	121.9	-16	-26	-21
Russia	72.1	—	72.1	73.8	—	73.8	2	—	2
USA	112.8	69.0	181.9	125.8	48.5	174.3	12	-30	-4
Europe ex CIS	41.9	275.1	317.0	45.1	227.1	272.1	8	-17	-14
Italy	21.3	—	21.3	19.6	—	19.6	-8	—	-8
UK	20.6	—	20.6	25.5	—	25.5	24	—	24
France	—	1.9	1.9	—	2.0	2.0	—	5	5
Germany	—	119.7	119.7	—	108.2	108.2	—	-10	-10
Switzerland	—	70.4	70.4	—	47.3	47.3	—	-33	-33
Other Europe	—	83.1	83.1	—	69.5	69.5	—	-16	-16

Total above	2,112.0	1,573.2	3,685.1	1,941.8	986.7	2,928.6	-8	-37	-21

Other	238.7	215.7	454.4	252.5	172.8	425.3	6	-20	-6

World total	2,350.7	1,788.8	4,139.6	2,194.4	1,159.5	3,353.9	-7	-35	-19

Source: GFMS, Thomson Reuters; World Gold Council

18_19

Table 12: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q3’13			12 months ended Q3’14			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	30,271	19,956	50,227	26,174	8,443	34,617	-14	-58	-31
Greater China	44,288	19,637	63,925	30,840	9,029	39,869	-30	-54	-38
China	41,436	19,071	60,507	28,918	8,613	37,531	-30	-55	-38
Hong Kong	2,483	129	2,611	1,626	91	1,717	-35	-30	-34
Taiwan	369	437	807	296	325	621	-20	-26	-23
Japan	837	-106	731	693	224	917	-17	—	26
Indonesia	2,160	1,959	4,119	1,678	664	2,342	-22	-66	-43
South Korea	488	286	774	369	229	599	-24	-20	-23
Thailand	343	7,950	8,292	211	3,586	3,796	-38	-55	-54
Vietnam	588	4,111	4,700	475	2,800	3,275	-19	-32	-30
Middle East	9,067	2,443	11,510	7,148	1,889	9,037	-21	-23	-21
Saudi Arabia	2,738	899	3,638	2,166	636	2,802	-21	-29	-23
Egypt	2,302	601	2,903	1,800	551	2,350	-22	-8	-19
UAE	2,977	728	3,705	2,342	545	2,887	-21	-25	-22
Other Gulf	1,050	215	1,265	841	157	998	-20	-27	-21
Turkey	3,423	4,009	7,431	2,530	2,504	5,034	-26	-38	-32
Russia	3,543	—	3,543	3,049	—	3,049	-14	—	-14
USA	5,549	3,420	8,969	5,189	2,004	7,193	-6	-41	-20
Europe ex CIS	2,145	13,336	15,481	1,858	9,373	11,231	-13	-30	-27
Italy	1,093	—	1,093	806	—	806	-26	—	-26
UK	1,052	—	1,052	1,052	—	1,052	0	—	0
France	—	97	97	—	82	82	—	-15	-15
Germany	—	5,756	5,756	—	4,468	4,468	—	-22	-22
Switzerland	—	3,443	3,443	—	1,953	1,953	—	-43	-43
Other Europe	—	4,039	4,039	—	2,870	2,870	—	-29	-29

Total above	102,702	77,000	179,701	80,213	40,746	120,958	-22	-47	-33

Other	11,950	10,467	22,417	10,433	7,132	17,566	-13	-32	-22

World total	114,652	87,467	202,118	90,646	47,878	138,524	-21	-45	-31

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends  |  Third quarter 2014

Historical data for gold demand

Table 13: Historical data for gold demand

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar*	Technology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar*	Technology	Central banks	Total
2004	2,619	361	133	418	-479	3,052	34.4	4.7	1.7	5.5	-6.3	40.1
2005	2,721	418	208	440	-663	3,124	38.9	6.0	3.0	6.3	-9.5	44.6
2006	2,302	430	260	471	-365	3,097	44.7	8.3	5.1	9.1	-7.1	60.1
2007	2,425	438	253	477	-484	3,110	54.2	9.8	5.7	10.7	-10.8	69.5
2008	2,306	918	321	464	-235	3,773	64.6	25.7	9.0	13.0	-6.6	105.8
2009	1,817	832	623	414	-34	3,653	56.8	26.0	19.5	12.9	-1.0	114.2
2010	2,034	1,222	382	469	77	4,184	80.1	48.1	15.0	18.5	3.0	164.7
2011	2,033	1,569	185	458	457	4,702	102.7	79.3	9.4	23.1	23.1	237.6
2012	2,007	1,343	279	415	544	4,589	107.7	72.1	15.0	22.3	29.2	246.2
2013	2,370	1,773	-880	408	409	4,080	107.5	80.5	-39.9	18.5	18.6	185.1
Q3’08	694	295	149	120	-76	1,182	19.4	8.3	4.2	3.4	-2.1	33.1
Q4’08	568	355	95	97	-12	1,103	14.5	9.1	2.4	2.5	-0.3	28.2
Q1’09	351	168	465	89	-62	1,011	10.3	4.9	13.6	2.6	-1.8	29.5
Q2’09	446	226	68	103	9	852	13.2	6.7	2.0	3.1	0.3	25.3
Q3’09	496	220	43	108	10	877	15.3	6.8	1.3	3.3	0.3	27.1
Q4’09	524	218	47	113	10	912	18.5	7.7	1.7	4.0	0.4	32.3
Q1’10	533	251	6	115	58	964	19.0	9.0	0.2	4.1	2.1	34.4
Q2’10	420	313	296	117	14	1,159	16.1	12.1	11.4	4.5	0.5	44.6
Q3’10	515	316	50	121	23	1,024	20.3	12.4	2.0	4.8	0.9	40.4
Q4’10	566	342	30	117	-17	1,037	24.9	15.0	1.3	5.1	-0.8	45.6
Q1’11	565	409	-61	116	137	1,167	25.2	18.2	-2.7	5.2	6.1	52.0
Q2’11	507	346	54	119	66	1,092	24.6	16.7	2.6	5.8	3.2	52.9
Q3’11	467	442	87	117	141	1,254	25.5	24.2	4.8	6.4	7.7	68.6
Q4’11	494	373	104	105	113	1,189	26.8	20.2	5.7	5.7	6.1	64.5
Q1’12	508	353	53	108	118	1,140	27.6	19.2	2.9	5.9	6.4	62.0
Q2’12	464	301	0	105	164	1,033	24.0	15.6	0.0	5.4	8.5	53.5
Q3’12	481	308	138	104	112	1,144	25.6	16.4	7.3	5.5	6.0	60.8
Q4’12	554	381	88	98	150	1,271	30.7	21.1	4.9	5.4	8.3	70.4
Q1’13	550	463	-177	103	131	1,071	28.9	24.3	-9.3	5.4	6.9	56.2
Q2’13	690	633	-402	104	92	1,116	31.4	28.8	-18.3	4.7	4.2	50.8
Q3’13	556	312	-120	103	101	953	23.7	13.3	-5.1	4.4	4.3	40.6
Q4’13	573	365	-181	98	85	940	23.5	15.0	-7.4	4.0	3.5	38.6
Q1’14	574	283	-3	98	124	1,077	23.9	11.7	-0.1	4.1	5.2	44.8
Q2’14	513	266	-40	100	118	957	21.2	11.0	-1.7	4.2	4.9	39.7
Q3’14	534	246	-41	98	93	929	22.0	10.1	-1.7	4.0	3.8	38.3

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

20_21

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Central bank net purchases

Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Thomson Reuters and Bloomberg after the initial publication of this report; alternatively, contact GFMS, Thomson Reuters (GFMS@thomsonreuters.com).

Gold Demand Trends | Third quarter 2014

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Published: November 2014

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